                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 15)*



                                   CDI Corp.
--------------------------------------------------------------------------------
                             (Name of Issuer)


                    Common Stock, Par Value $.10 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 125071 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))


                            Page 1 of 5 Pages

CUSIP NO. 125071 10 0                  13G              PAGE 2 OF 5 PAGES

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald W. Garrison, Christian M. Hoechst, Allen I. Rosenberg and
      Barton J. Winokur as Co-Trustees, or Messrs. Rosenberg and Winokur as Co-Trustees, of various trusts for the benefit of members of Walter R. Garrison's family

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /  /
                                                                (b) /X /

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America, as to all Co-Trustees

-------------------------------------------------------------------------------

                           5  SOLE VOTING POWER
Number of
                                    6,125,411
Shares
                              ------------------------------------------------
Beneficially               6  SHARED VOTING POWER

Owned by Each                      Not applicable

Reporting                     ------------------------------------------------
                           7  SOLE DISPOSITIVE POWER
Person
                                    6,125,411
With
                              ------------------------------------------------
                           8  SHARED DISPOSITIVE POWER

                                    Not applicable

-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,125,411

-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not Applicable

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       30.9%

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

       OO

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             PAGE 2 OF 5 PAGES

                            SCHEDULE 13G FILED BY

                         Co-Trustees of Various Trusts

                               PURSUANT TO THE
                      SECURITIES EXCHANGE ACT OF 1934



Item 1(a).  Name of Issuer:
--------------------------

      CDI Corp.


Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

      1717 Arch Street, 35th Floor, Philadelphia, PA  19103-2768


Item 2(a).  Name of Person Filing:
---------------------------------

      Donald W. Garrison, Christian M. Hoechst, Allen I. Rosenberg and Barton J. Winokur as Co-Trustees, or Messrs. Rosenberg and Winokur as Co-Trustees, of various trusts for the benefit of members of Walter R. Garrison's family.


Item 2(b).  Address of Principal Business Office or, if none, Residence:
-----------------------------------------------------------------------

      c/o Robert L. Freedman, Esquire, Dechert Price & Rhoads, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103-2793.


Item 2(c).  Citizenship:
-----------------------

     United States of America, as to all Co-Trustees


Item 2(d).  Title of Class of Securities:
----------------------------------------

     Common Stock, $0.10 par value


Item 2(e).  CUSIP Number:
------------------------

     125071 10 0

                          -Page 3 of 5-

Item 3.:
-------

      Not Applicable


Item 4.  Ownership:
------------------

      As of December 31, 1995:

      (a)   Amount Beneficially Owned:  6,125,411 shares

      (b)   Percent of Class: 30.9%

      (c)   Number of shares as to which said person has:

              (i)    sole power to vote or direct
                     the vote:  6,125,411 shares

             (ii)    shared power to vote or direct to
                     vote:  0

            (iii)    sole power to dispose or direct the
                     disposition of:  same shares as 4(c)(i) above

             (iv) shared power to dispose of: same shares as 4(c)(ii) above.


Item 5.  Ownership of Five Percent or Less of a Class:
-----------------------------------------------------

      Not applicable


Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person:
---------------------------------------------------------

      Not applicable


Item 7.  Identification and Classification of the Subsidiary
         which Acquired the Security Being Reported on by the
         Parent Holding Company:
------------------------------------------------------------

      Not applicable


Item 8.  Identification and Classification of
         Members of the Group:
---------------------------------------------

      Not applicable


                        -Page 4 of 5-

Item 9.  Notice of Dissolution of Group:
---------------------------------------

      Not applicable


Item 10.  Certification:
-----------------------

      Not applicable


Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     February 1, 1996
----------------------------------------
        Date



    DONALD W. GARRISON
----------------------------------------
  Donald W. Garrison, as Co-Trustee



    CHRISTIAN M. HOECHST
----------------------------------------
  Christian M. Hoechst, as Co-Trustee



    ALLEN I. ROSENBERG
-----------------------------------------
  Allen I. Rosenberg, as Co-Trustee



    BARTON J. WINOKUR
-----------------------------------------
  Barton J. Winokur, as co-Trustee


                           -Page 5 of 5-